Filed by: Algonquin Power Income Fund

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Algonquin Power Income Fund

SEC Correspondence File Number: 333-141569

THE FOLLOWING IS A PRESS RELEASE ISSUED BY

ALGONQUIN POWER INCOME FUND ON AUGUST 13, 2009.

News Release

Algonquin Power Income Fund Announces 2009 Second Quarter Financial Results

OAKVILLE, Ontario – August 13, 2009—Algonquin Power Income Fund (the “Fund” or “Algonquin Power”) (TSX: APF.UN) today announced financial results for the second quarter ended June 30, 2009.

For the second quarter of 2009, revenue was $46.5 million as compared to $54.2 million in the second quarter of 2008. The decrease in revenue is from reduced average energy rates due primarily to the economic slow down in the U.S. and lower gas prices at the Sanger and Windsor Locks facilities in the Thermal Energy division.

Earnings before interest, taxes, depreciation, and amortization (“EBITDA”) was $20.0 million in the second quarter of 2009 as compared to $22.9 million in the second quarter of 2008. The decrease in EBITDA is primarily related to lower earnings from operations resulting from lower gas prices and reduced demand for steam in the Thermal Energy division, and lower average energy rates earned by the Renewable Energy division’s U.S. facilities.

Adjusted net earnings in the second quarter of 2009 were $3.8 million or $0.05 per trust unit as compared to adjusted net earnings of $4.4 million or $0.06 per trust unit in the second quarter of 2008. Algonquin uses adjusted net earnings to assess the net earnings of Algonquin without the effects of gains or losses on foreign exchange, foreign exchange forward contracts, and interest rate swaps as these are primarily non-cash items that are not reflective of the performance of the underlying business of Algonquin.

Net earnings in the second quarter of 2009 were $15.3 million or $0.20 per trust unit as compared to net earnings of $8.0 million or $0.11 per trust unit for the second quarter of 2008. The increase in net earnings was primarily the result of mark to market gains on derivative financial instruments which are strictly used to de-risk Algonquin Power’s cash-flow.

Performance Summary for the second quarter of 2009:

•	Revenue of $46.5 million in Q2 2009 as compared to $54.2 million in Q2 2008.

•	EBITDA of $20.0 million in Q2 2009 as compared to $22.9 million in Q2 2008.

•	Net earnings of $15.3 million or $0.20 per trust unit in Q2 2009 as compared to net earnings of $8.0 million or $0.11 per trust unit in Q2 2008.

•	Adjusted net earnings of $3.8 million or $0.05 per trust unit in Q2 2009 as compared to adjusted net earnings of $4.4 million or $0.06 per trust unit in Q2 2008.

Performance Summary for the first six months of 2009:

•	Revenue of $98.7 million for the first six months of 2009 as compared to $102.2 million in the first six months of 2008.

•	EBITDA of $41.1 million for the first six months of 2009 as compared to $44.5 million for the first six months of 2008.

•	Net earnings of $19.5 million or $0.25 per trust unit for the first six months of 2009 as compared to $6.5 million or $0.09 per trust unit for the first six months of 2008.

•	Adjusted net earnings of $11.8 million or $0.15 per trust unit in Q2 2009 as compared to adjusted net earnings of $8.3 million or $0.11 per trust unit in Q2 2008.

“Algonquin Power had a very active second quarter, with three major announcements that will contribute to realizing our value and growth strategy”, stated Chris Jarratt, Executive Director of Algonquin Power. “The strategic partnership with Emera Inc. and commitment to acquire a high quality California utility which was announced in April will enhance Algonquin’s cash flow quality, and the Unit-Share Exchange announced in June, once completed, will have Algonquin’s business conducted under a new corporate structure that is well positioned within our business environment going forward. These activities demonstrate Algonquin’s commitment to invest in the business, identify appropriate growth opportunities and remain focused on the long-term goal of increasing value.”

To view a detailed report of second quarter results visit www.algonquinpower.com.

Algonquin Power will hold an earnings conference call at 10:00 a.m. eastern time on Friday, August 14, 2009, hosted by the Executive Director of the manager Chris Jarratt, and Chief Financial Officer David Bronicheski.

Conference call details are as follows:

Date: Friday, August 14, 2009

Start Time: 10:00 a.m. eastern

Phone Number: Toll free within North America: 1-800-732-0232 or local 416-644-3419.

Conference ID#: 21310510

For those unable to attend the live call, a digital recording will be available for replay two hours after the call by dialing 1-877-289-8525 or 416-640-1917 access code 21310510# from August 14, 2009 until August 21, 2009.

About Algonquin Power

Algonquin Power owns and operates a diverse portfolio of approximately $1 billion of clean, renewable power generation and sustainable utility infrastructure assets across North America. Algonquin Power’s generation portfolio includes 42 renewable energy facilities and 11 thermal energy facilities representing more than 400MW of installed capacity and Algonquin Power provides regulated utility services to more than 70,000 customers through its portfolio of 18 water distribution and wastewater treatment utility companies. Algonquin Power’s trust units and convertible debentures are traded on the Toronto Stock Exchange under the symbols APF.UN, APF.DB & APF.DB.A. Visit Algonquin Power on the web at www.AlgonquinPower.com.

Additional Information and Where to Find it

This communication refers to the proposed take-over bid by Hydrogenics Corporation (“Hydrogenics”) to the security holders of Algonquin Power Income Fund (“Algonquin”). In connection with the proposed transaction, Hydrogenics initially filed on July 13, 2009 a registration statement on Form F-4 containing a preliminary take-over bid circular/prospectus with the U.S. Securities and Exchange Commission (“SEC”). Each of Algonquin and Hydrogenics will be filing other documents regarding the proposed transaction with the SEC. Before making any investment decision, security holders are urged to read the registration statement, including the take-over bid circular/prospectus, regarding the proposed transaction and any other filed documents carefully in their entirety when they become available because they do and will contain important information about the proposed transaction. The final takeover bid circular will be mailed to Algonquin’s security holders. Investors and security holders will be able to obtain the registration statement containing the take-over bid circular/prospectus and other documents free of charge at the SEC’s web site, www.sec.gov, or from Hydrogenics Corporation, 5985 McLaughlin Road, Mississauga, Ontario, L5R 1B8, Canada, Attn: Investor Relations, (905) 361-3660.

Contact:

Kelly Castledine

Telephone: (905) 465-4500

Algonquin Power Income Fund

2845 Bristol Circle

Oakville, Ontario L6H 7H7